UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BreitBurn Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

106776 10 7

(CUSIP Number)

Halbert S. Washburn

515 South Flower Street

Suite 4800

Los Angeles, California  90071

(213) 225-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106776 10 7

1.	Names of Reporting Persons Provident Energy Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,404,962 (1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,404,962 (1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,404,962 (1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) HC

(1)       On November 6, 2006, a total of 859,954 Common Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

CUSIP No. 106776 10 7

1.	Names of Reporting Persons Pro Holding Company 71-0975318

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,404,962 (1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,404,962 (1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,404,962 (1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) HC

(1)       On November 6, 2006, a total of 859,954 Common Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

CUSIP No. 106776 10 7

1.	Names of Reporting Persons Pro LP Corp. 98-0442739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,344,659 (1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,344,659 (1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,344,659 (1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

(1)           On November 6, 2006, a total of 856,354 Common Units held by Pro LP Corp. were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

                This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 20, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on behalf of the Reporting Persons with the Commission on November 6, 2006 (“Amendment No. 1”).  The text of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended as set forth below.

Item 1.	Security and Issuer

                Item 1 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to read in its entirety as follows:

                The statement on Schedule 13D (this “ Schedule 13D ” ) relates to the common units representing limited partner interests (the “ Common Units ”) of BreitBurn Energy Partners L.P., a Delaware limited partnership (the “ Issuer ”), which has its principal executive office at 515 South Flower Street, Suite 4800, Los Angeles, California 90071.

Item 4.	Purpose of Transaction

                Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to read in its entirety as follows:

                The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

                The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

                (a)  As a result of certain changes in Canadian tax laws and business considerations of the Reporting Persons, the Reporting Persons are currently evaluating various strategic alternatives with respect to their investments in the Issuer, which if completed could result in, among other things, the sale of all or a portion of the Common Units beneficially owned by the Reporting Persons.

                (b)  It is possible that among the various strategic alternatives that may be evaluated by the Reporting Persons would be one or more possible transactions that, if completed, could result in an extraordinary corporate transaction of the type contemplated by this item (that is a merger or reorganization of the Issuer). The Reporting Persons are not able to state whether any such a proposal is likely, whether such a proposal, even if made, would be approved by the Reporting Persons or, if approved, whether it would be completed.

                (c)  None.

                (d)  None.

                (e)  The Reporting Persons, as direct and indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

                (f)  None.

                (g)  None.

                (h)  None.

                (i)  None.

                (j)  Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

                Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to delete paragraphs 1 and 2 of Item 5 and insert the following:

                (a)  Pro LP is the beneficial owner of 14,344,659 Common Units, which in the aggregate represents approximately 21.4% of the outstanding Common Units.

                Pro GP is the beneficial owner of 60,303 Common Units, which in the aggregate represents approximately 0.09% of the outstanding Common Units.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2008

PROVIDENT ENERGY TRUST

By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
Title: President and Chief Executive Officer

PRO HOLDING COMPANY

By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
Title: President and Chief Executive Officer

PRO LP CORP.

By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
Title: President and Chief Executive Officer

Schedule A of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to read in its entirety as follows:

Schedule A

General Partners, Executive Officers, Managers and Board of Directors

Pro LP Corp.

Name	Position and Present Occupation/Business	Common Units Held
Gregory J. Moroney	Board Member. Managing Member and Owner of Energy Capital Advisors, LLC and. Senior Financial Consultant for Ammonite Resources LLC	2,000
Thomas W. Buchanan	Officer	None.
Daniel J. O’Byrne	Officer	None.
David Holm	Officer	None.

The business address for each of the persons listed above is c/o Pro LP Corp., 515 South Flower Street, Suite 4800, Los Angeles, California 90071.

Pro Holding Company

Name	Position and Present Occupation/Business	Common Units Held
Gregory J. Moroney	Director	2,000
Thomas W. Buchanan	Officer	None.
Daniel J. O’Byrne	Officer	None.
David Holm	Officer	None.

The business address for each of the persons listed above is c/o Pro Holding Company, 515 South Flower Street, Suite 4800, Los Angeles, California 90071.

Provident Energy Trust

Name	Position and Present Occupation/Business	Common Units Held
G.D. Billing	Director. Executive Chairman and a director of Superior Plus Inc.	None.
Thomas W. Buchanan	President & Chief Executive Officer and Director	None.
Randall J. Findlay	Director.	None.
Hugh A. Fergusson	Director. Director of Canexus Income Fund and Taylor NGL Limited Partnership.	None.
Norman R. Gish	Director. President of Gish Consulting Inc.	None.
Bruce R. Libin	Director. Chairman and Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp.	None.
Dr. Robert Mitchell	Director. Independent businessman.	None
Byron J. Seaman	Director. Independent businessman and private investor.	None.
M.H. (Mike) Shaikh	Director. President of M.H. Shaikh Professional Corporation (Chartered Accountants).	None.
Jeffrey T. Smith	Director. Independent businessman and private investor.	None.
John B. Zaozirny	Director. Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital. Corporation.	None.
Murray Buchanan	Co-President, NGL Services.	None.
Andrew Gruszecki	Co-President, NGL Services.	None
David Holm	Executive Vice President, Strategy, Finance and Business Development and Corporate Secretary.	None.
Gary Kline	Senior Vice President, Commercial Development and Risk Management.	None.
Daniel J. O’Byrne	Executive Vice President, Operations and Chief Operating Officer.	None.
Cameron Vouri	President, Canadian Oil and Gas Production Business Unit.	None.
Mark N. Walker	Senior Vice President, Finance and Chief Financial Officer.	None.

The business address for each of the persons listed above is c/o Provident Energy Trust, 112 4th Avenue S.W., Suite 800, Calgary, Canada T2P 0H3.